ALON HOLDINGS BLUE SQUARE - ISRAEL LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

AS OF JUNE 30, 2012

TABLE OF CONTENTS

Page

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS IN THOUSANDS OF NEW ISRAELI SHEKEL (NIS):

Statements of financial position	1

Statements of income	3

Statements of comprehensive income	4

Statements of changes in equity	5-6

Statements of cash flows	7-10

Notes to consolidated financial statements	11-27

- - - - - - - - - - - - - - - - - - -

ALON HOLDINGS BLUE SQUARE - ISRAEL LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2012

(Unaudited)

				Convenience translation
	December 31,	June 30,		June 30,
	2011	2011	2012	2012
	NIS			U.S. dollars
	In thousands

Assets

CURRENT ASSETS:
Cash and cash equivalents	76,451	125,637	215,698	54,983
Investment in securities	300,053	291,867	315,407	80,400
Short-term bank deposits	103,942	95,203	101,611	25,901
Trade receivables	1,576,150	1,794,772	1,702,701	434,030
Other accounts receivable including current maturities of loans receivable	295,400	299,299	346,902	88,428
Assets classified as held for sale	—	54,210	—	—
Derivative financial instruments	2,543	—	1,409	359
Income taxes receivable	125,789	89,374	104,568	26,655
Inventories	676,590	684,983	685,901	174,841
	3,156,918	3,435,345	3,474,197	885,597

NON-CURRENT ASSETS:
Investments in associates	202,653	7,376	281,487	71,753
Derivative financial instruments	896	159,328	270	69
Real estate inventories	100,035	86,498	106,927	27,256
Payments on account of real estate	191,600	174,529	—	—
Investments in securities	33,159	29,128	37,480	9,554
Loans receivable, net of current maturities	182,654	143,068	195,384	49,805
Property and equipment, net	2,942,487	2,936,440	2,947,170	751,254
Investment property	576,093	536,438	935,645	238,503
Intangible assets, net	1,461,070	1,468,148	1,455,791	371,091
Other long-term receivables	142,331	152,008	36,123	9,208
Deferred taxes	104,321	68,401	115,580	29,462
	5,937,299	5,761,362	6,111,857	1,557,955
Total assets	9,094,217	9,196,707	9,586,054	2,443,552

August 30, 2012
Date of approval of the	David Wiessman	Zeev Vurembrand	Dror Moran
financial statements	Executive Chairman of the Board of Directors and Chief Operating Decision Maker	Chief Executive Officer	Vice President and Chief Financial Officer

The accompanying notes are an integral part of the consolidated financial statements.

1

				Convenience translation
	December 31,	June 30,		June 30,
	2011	2011	2012	2012
	NIS			U.S. dollars
	In thousands

Liabilities and shareholders’ equity

CURRENT LIABILITIES:
Credit and loans from banks and others	1,036,928	632,273	1,144,484	291,737
Current maturities of debentures and convertible debentures	212,726	140,980	258,539	65,903
Current maturities of long-term loans from banks	311,642	338,039	259,156	66,061
Trade payables	1,243,914	1,432,815	1,343,268	342,408
Other accounts payable and accrued expenses	730,985	793,308	755,885	192,681
Customers' deposits	27,733	28,265	27,696	7,060
Derivative financial instruments	2,814	6,724	9,377	2,390
Income taxes payable	6,311	2,253	4,672	1,191
Provisions	78,266	73,042	71,379	18,195
	3,651,319	3,447,699	3,874,456	987,626

NON CURRENT LIABILITIES:
Long-term loans from banks and others, net of current maturities	1,240,487	1,362,958	1,368,318	348,794
Convertible debentures, net of current maturities	118,826	119,101	119,771	30,530
Debentures, net of current maturities	2,034,047	2,140,119	2,218,311	565,463
Other liabilities	264,597	266,159	158,885	40,501
Derivative financial instruments	16,701	11,328	9,204	2,346
Liabilities in respect of employee benefits, net of amounts funded	62,245	52,809	60,649	15,460
Deferred taxes	*159,769	*134,866	173,851	44,316
	3,896,672	4,087,340	4,108,989	1,047,410
Total liabilities	7,547,991	7,535,039	7,983,445	2,035,036

EQUITY:
Equity attributed to equity holders of the Company:
Ordinary shares of NIS 1 par value	79,881	79,881	79,881	20,362
Additional paid-in capital	1,219,279	1,219,279	1,219,279	310,803
Other reserves	(9,672)	(22,355)	(6,424)	(1,637)
Accumulated deficit	*(106,434)	*9,312	(83,225)	(21,215)
	1,183,054	1,286,117	1,209,511	308,313

Non-controlling interests	*363,172	*375,551	393,098	100,203
Total equity	1,546,226	1,661,668	1,602,609	408,516
Total liabilities and equity	9,094,217	9,196,707	9,586,054	2,443,552

* Retroactive application, see note 3a.2

The accompanying notes are an integral part of the consolidated financial statements.

2

ALON HOLDINGS BLUE SQUARE - ISRAEL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

FOR THE SIX AND THREE MONTHS PERIODS ENDED JUNE 30, 2012

(Unaudited)

						Convenience
						translation
	Year ended December	Six months		Three months		for the six months ended June
	31,	ended June 30,		ended June 30,		30,
	2011	2011	2012	2011	2012	2012
	NIS					U.S. dollars
	In thousands (except per share data)
Revenues	15,296,255	7,599,468	7,986,855	3,890,000	4,090,473	2,035,905
Less – government levies	2,813,671	1,383,885	1,473,242	681,536	755,385	375,540
Net revenues	12,482,584	6,215,583	6,513,613	3,208,464	3,335,088	1,660,365
Cost of sales	9,566,876	4,734,112	5,094,200	2,456,471	2,614,299	1,298,547
Gross profit	2,915,708	1,481,471	1,419,413	751,993	720,789	361,818
Selling, general and administrative expenses	2,638,845	1,283,690	1,327,514	645,959	664,464	338,393
Operating profit before other gains and losses and changes in fair value of investment property	276,863	197,781	91,899	106,034	56,325	23,425
Other gains	1,358	1,000	19,845	—	19,845	5,059
Other losses	(19,577)	(7,284)	(2,195)	(4,375)	(2,023)	(560)
Increase in fair value of investment property, net	41,913	19,445	84,334	16,390	81,649	21,497
Operating profit	300,557	210,942	193,883	118,049	155,796	49,421
Finance income	156,837	131,314	37,352	86,313	17,658	9,521
Finance expenses	(332,839)	(187,265)	(176,299)	(101,523)	(113,374)	(44,940)
Finance expenses, net	(176,002)	(55,951)	(138,947)	(15,210)	(95,716)	(35,419)
Share in gains of associates	5,746	1,317	4,804	104	1,201	1,225
Income before taxes on income	130,301	156,308	59,740	102,943	61,281	15,227
Taxes on income	46,588	46,805	8,524	31,114	12,848	2,173

Net income for the period	83,713	109,503	51,216	71,829	48,433	13,054

Attributable to:
Equity holders of the Company	59,513	94,947	22,482	64,959	28,827	5,731
Non-controlling interests	24,200	14,556	28,734	6,870	19,606	7,323

Earnings per ordinary share or ADS attributable to equity holders of the company
Basic	0.90	1.44	0.34	0.99	0.44	0.09
Fully diluted	0.79	1.41	0.34	0.95	0.44	0.09
Weighted average number of shares or ADSs used for computation of earnings per share:
Basic	65,940	65,925	65,954	66,947	65,238	65,954
Fully diluted	66,167	66,395	65,954	66,253	65,238	65,954

3

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

FOR THE SIX AND THREE MONTH PERIODS ENDED JUNE 30, 2012

(Unaudited)

						Convenience translation
	Year ended December	For the six months ended		For the three months ended		(note 2c) for the six months ended
	31,	June 30,		June 30,		June 30,
	2011	2011	2012	2011	2012	2012
	NIS					U.S. dollars
	In thousands
Net income for the period:	83,713	109,503	51,216	71,829	48,433	13,054
Other comprehensive income (losses), net of tax:
Available-for-sale financial assets- revaluation, net of taxes	(586)	(3,436)	2,672	(2,894)	(34)	681
Currency translation differences	6,238	(3,720)	2,450	(1,122)	4,847	625
Actuarial loss on post-employment benefit obligations	(7,692)	—	—	—	—	—
Other comprehensive income (losses)	(2,040)	(7,156)	5,122	(4,016)	4,813	1,306
Total comprehensive income for the period	81,673	102,347	56,338	67,813	53,246	14,360

Total comprehensive income attributable to:
Equity holders of the Company	56,996	89,062	26,552	61,942	32,723	6,768
Non-controlling interests	24,677	13,285	29,786	5,871	20,523	7,592

The accompanying notes are an integral part of the consolidated financial statements.

4

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2012

(Unaudited)

	Equity attributable to equity holders of the Company
	Ordinary shares	Additional paid-in capital	Other reserves	Accumulated deficit	Total	Non - controlling interests	Total equity
	NIS in thousands

BALANCE AT JANUARY 1, 2012	79,881	1,219,279	(9,672)	*(106,434)	1,183,054	*363,172	1,546,226
CHANGES DURING THE SIX- MONTHS ENDED JUNE 30, 2012:
Comprehensive income for the period	—	—	4,070	22,482	26,552	29,786	56,338
Employee share-based payment	—	—	—	727	727	—	727
Transactions with non-controlling interests	—	—	(822)	—	(822)	140	(682)
BALANCE AT JUNE 30, 2012	79,881	1,219,279	(6,424)	(83,225)	1,209,511	393,098	1,602,609

	Equity attributable to equity holders of the Company
	Ordinary shares	Additional paid-in capital	Other reserves	Accumulated deficit	Total	Non – controlling interests	Total equity
	NIS in thousands
BALANCE AT JANUARY 1, 2011	79,712	1,218,409	(12,539)	*(83,393)	1,202,189	*382,976	1,585,165
CHANGES DURING THE SIX- MONTHS ENDED JUNE 30, 2011:
Comprehensive income for the period	—	—	(5,885)	94,947	89,062	13,285	102,347
Employee share-based payment	—	—	—	1,793	1,793	85	1,878
Transactions with non-controlling interests	—	—	(3,931)	—	(3,931)	(3,974)	(7,905)
Exercise of options	143	—	—	—	143	—	143
Issuance of shares upon conversion of convertible debentures	26	870	—	—	896	—	896
Acquisition of treasury shares	—	—	—	(4,035)	(4,035)	—	(4,035)
Dividends to non – controlling interests of subsidiaries	—	—	—	—	—	(16,821)	(16,821)
BALANCE AT JUNE 30, 2011	79,881	1,219,279	(22,355)	*9,312	1,286,117	*375,551	1,661,668

* Retroactive application, see note 3a.2

The accompanying notes are an integral part of the consolidated financial statements.

5

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2012

(Unaudited)

	Equity attributable to equity holders of the Company
	Ordinary shares	Additional paid-in capital	Other reserves	Accumulated deficit	Total	Non – controlling interests	Total equity
	NIS in thousands
BALANCE AT JANUARY 1, 2011	79,712	1,218,409	(12,539)	*(83,393)	1,202,189	*382,976	1,585,165
CHANGES DURING 2011:
Comprehensive income for the year	—	—	4,187	52,809	56,996	24,677	81,673
Employee share-based payment	—	—	—	3,185	3,185	85	3,270
Transactions with non-controlling interests	—	—	(1,320)	—	(1,320)	(13,897)	(15,217)
Exercise of options	143	—	—	—	143	—	143
Issuance of shares upon conversion of convertible debentures	26	870	—	—	896	—	896
Acquisition of treasury shares	—	—	—	(4,035)	(4,035)	—	(4,035)
Dividends paid	—	—	—	(75,000)	(75,000)	—	(75,000)
Dividend to non-controlling interests of subsidiaries	—	—	—	—	—	(30,669)	(30,669)
BALANCE AT DECEMBER 31, 2011	79,881	1,219,279	(9,672)	*(106,434)	1,183,054	*363,172	1,546,226

	Equity attributable to equity holders of the Company
	Ordinary shares	Additional paid-in capital	Other reserves	Accumulated deficit	Total	Non – controlling interests	Total equity
	Convenience translation into U.S. dollars in thousands (note 2c)

BALANCE AT JANUARY 1, 2012	20,362	310,803	(2,465)	(27,130)	301,570	92,575	394,145
CHANGES DURING THE SIX- MONTHS ENDED JUNE 30, 2012 (unaudited):
Comprehensive income for the period	—	—	1,037	5,731	6,768	7,592	14,360
Employee share-based payment	—	—	—	184	184	—	184
Transactions with non-controlling interests	—	—	(209)	—	(209)	36	(173)
BALANCE AT JUNE 30, 2012	20,362	310,803	(1,637)	(21,215)	308,313	100,203	408,516

* Retroactive application, see note 3a.2

The accompanying notes are an integral part of the consolidated financial statements.

6

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX AND THREE MONTHS PERIODS ENDED JUNE 30, 2012

(Unaudited)

						Convenience
						translation
						for the six
	Year ended	Six months ended		Three months ended		months ended
	December 31,	June 30,		June 30,		June 30,
	2011	2011	2012	2011	2012	2012
	NIS					U.S. dollars
	In thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Income before taxes on income	130,301	156,308	59,740	102,943	61,281	15,227
Income tax (paid) received, net	(79,368)	(40,626)	16,267	(20,946)	26,897	4,147
Adjustments for cash generated from operations	576,664	318,828	(54,901)	136,487	(229,871)	(13,993)
Net cash provided by (used in) operating activities	627,597	434,510	21,106	218,484	(141,743)	5,381
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(261,101)	(135,312)	(121,351)	(69,778)	(44,546)	(30,933)
Purchase of investment property	(55,524)	(32,859)	(150,018)	(12,518)	(144,743)	(38,241)
Purchase of intangible assets	(30,717)	(8,476)	(35,225)	(3,483)	(18,701)	(8,979)
Proceeds from collection of (investment in) short-term bank deposits, net	(5,858)	2,881	2,331	(3,226)	(4,212)	594
Proceeds from sale of property and equipment	12,864	11,383	1,782	293	1,344	454
Proceeds from sale of investment property	50,600	—	3,610	—	3,610	920
Investment in restricted use deposits	(102,603)	(95,406)	(69,910)	(8,129)	(60,981)	(17,821)
Proceeds from sale of marketable securities	118,957	48,424	109,807	28,822	44,560	27,989
Investment in marketable securities	(122,646)	(46,800)	(133,884)	(25,128)	(38,693)	(34,128)
Dividend received	—	—	11,000	—	11,000	2,804
Acquisition of an associated company	(36,415)	—	—	—	—	—
Grant of loans to jointly controlled companies	(200)	—	(3,300)	—	(3,300)	(841)
Grant of loans to controlling shareholders	(144,962)	(62,342)	(35,268)	(609)	(11,685)	(8,989)
Payments on account of real estate	(9,187)	—	(16,347)	—	(5,841)	(4,167)
Collection of long-term loans	22,885	5,114	10,561	2,087	7,190	2,691
Net outflow from realization of jointly controlled company	—	—	(3,086)	—	(3,086)	(786)
Interest received	16,552	13,082	9,363	7,743	4,311	2,386
Net cash used in investing activities	(547,355)	(300,311)	(419,935)	(83,926)	(263,773)	(107,047)

The accompanying notes are an integral part of the consolidated financial statements.

7

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX AND THREE MONTHS PERIODS ENDED JUNE 30, 2012

(Unaudited)

						Convenience
						translation
						for the six
	Year ended	Six months ended		Three months ended		months ended
	December 31,	June 30,		June 30,		June 30,
	2011	2011	2012	2011	2012	2012
	NIS					U.S. dollars
	In thousands
CASH FLOWS FROM FINANCING ACTIVITIES:
Purchase of treasury shares	(4,035)	(4,035)	—	(82)	—	—
Dividends paid	(75,000)	—	—	—	—	—
Dividend paid to non-controlling interests	(30,669)	(16,821)	—	(16,821)	—	—
Issuance of debentures	—	—	295,567	—	31,325	75,342
Repayment of debentures	(174,955)	(138,559)	(92,156)	(136,254)	(88,249)	(23,491)
Transactions with non-controlling interests in subsidiary without loss of control	(15,217)	(7,927)	(682)	—	—	(174)
Receipt of long-term loans	213,648	109,547	498,259	107,000	497,759	127,010
Repayment of long-term loans	(382,557)	(126,110)	(188,107)	(66,551)	(68,304)	(47,950)
Repayment of long term credit from trade payables	(1,750)	(870)	—	(435)	—	—
Short-term credit from banks and others, net	582,503	169,990	142,141	32,669	204,853	36,233
Proceeds from exercise of options in the company and a subsidiary	143	140	—	16	—	—
Interest paid	(222,771)	(110,348)	(117,408)	(54,637)	(60,528)	(29,928)
Net cash provided by (used in) financing activities	(110,660)	(124,993)	537,614	(135,095)	516,856	137,042
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS AND BANK OVERDRAFTS	(30,418)	9,206	138,785	(537)	111,340	35,376
Translation differences on cash and cash equivalents	37	(2)	23	10	26	6
BALANCE OF CASH AND CASH EQUIVALENTS AND BANK OVERDRAFTS AT BEGINNING OF PERIOD	104,131	104,131	73,750	113,862	101,192	18,800
BALANCE OF CASH AND CASH EQUIVALENTS AND BANK OVERDRAFTS AT END OF PERIOD	73,750	113,335	212,558	113,335	212,558	54,182

The accompanying notes are an integral part of the consolidated financial statements.

8

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX AND THREE MONTHS PERIODS ENDED JUNE 30, 2012

(Unaudited)

							Convenience
							translation
							for the six
		Year ended	Six months		Three months		months ended
		December 31,	ended June 30,		ended June 30,		June 30,
		2011	2011	2012	2011	2012	2012
		NIS					U.S. dollars
		In thousands

(a)	Net cash provided by operating activities:
	Adjustments for:
	Depreciation and amortization	273,746	135,872	138,362	67,934	68,492	35,269
	Increase in fair value of investment property, net	(41,913)	(19,445)	(84,334)	(16,390)	(81,649)	(21,497)
	Gain from decrease in holding rate in jointly controlled company	—	—	(19,622)	—	(19,622)	(5,002)
	Share in gains of associates	(5,746)	(1,317)	(4,804)	(104)	(1,201)	(1,225)
	Share based payment	3,270	1,878	727	764	264	185
	Loss from sale and disposal of property and equipment, net	2,448	612	1,218	1,259	996	311
	Provision for impairment of property and equipment, net	7,815	1,305	—	928	—	—
	Loss (gain) from changes in fair value of derivative financial instruments	(107,553)	(103,525)	766	(77,328)	(6,817)	195
	Linkage differences on monetary assets, debentures, loans and other long term liabilities	71,465	69,427	29,796	41,077	29,354	7,596
	Employee benefit liability, net	177	1,318	(1,596)	545	541	(407)
	Decrease (increase) in value of investment in securities, deposits and long-term receivables, net	1,190	2,353	(2,342)	873	(1,495)	(597)
	Interest paid, net	184,963	84,109	96,111	39,649	48,480	24,499
	Changes in operating assets and liabilities:
	Investment in real estate inventories	(5,637)	(4,100)	(247,803)	(2,117)	(246,980)	(63,167)
	Payments on account of real estate inventories	(8,852)	(3,674)	(11,692)	(2,609)	(1,302)	(2,980)
	Decrease (increase) in trade receivables and other accounts receivable	105,180	(135,593)	(160,810)	187,684	226,415	(40,991)
	Increase in advances from purchasers of apartments	102,603	95,406	69,910	9,314	63,480	17,821
	Increase (decrease) in trade payables and other accounts payable	(10,198)	198,889	150,523	(181,861)	(407,043)	38,370
	Decrease (increase) in inventories	3,706	(4,687)	(9,311)	66,869	98,216	(2,373)
		576,664	318,828	(54,901)	136,487	(229,871)	(13,993)

The accompanying notes are an integral part of the consolidated financial statements.

9

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX AND THREE MONTHS PERIODS ENDED JUNE 30, 2012

(Unaudited)

						Convenience
						translation
						for the six
	Year ended	Six months		Three months		months ended
	December 31,	ended June 30,		ended June 30,		June 30,
	2011	2011	2012	2011	2012	2012
	NIS					U.S. dollars
	In thousands
(b) Supplementary information on investing and financing activities not involving cash flows:
Issue of shares upon conversion of convertible debentures	896	896	—	896	—	—
Purchase of property and equipment on credit	10,769	11,432	8,879	5,562	3,949	2,263
Advances from customers deposited in restricted use deposit	—	21,673	—	316	—	—
Exercise of options to purchase shares in equity accounted investee	154,433	—	—		—	—

						Convenience
						translation
						for the six
	Year ended	Six months		Three months		months ended
	December 31,	ended June 30,		ended June 30,		June 30,
	2011	2011	2012	2011		2012
	NIS					U.S. dollars
	In thousands
(c) Net outflow from realization of proportionately consolidated company:
Working capital ( net of cash and cash equivalents)	—	—	50,248	—	50,248	12,808
Deposits and restricted use deposits	—	—	(175,884)	—	(175,884)	(44,834)
Acquisition of equity accounted investee	—	—	74,029	—	74,029	18,870
Grant of loans to jointly controlled company	—	—	17,309	—	17,309	4,412
Investment property	—	—	(12,097)	—	(12,097)	(3,083)
Real estate inventories	—	—	(333,712)	—	(333,712)	(85,065)
Deferred taxes	—	—	(4,932)	—	(4,932)	(1,257)
Advances from purchasers of apartments	—	—	167,746	—	167,746	42,760
Long term loans from banks	—	—	240,001	—	240,001	61,178
Gain from decrease in holding rate in jointly controlled company	—	—	(19,622)	—	(19,622)	(5,002)
	—	—	3,086	—	3,086	787

The accompanying notes are an integral part of the consolidated financial statements.

10

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 1 - GENERAL:

Information on the activities of Alon Holdings Blue Square - Israel Ltd and its subsidiaries

Alon Holdings Blue Square-Israel Ltd. ("Blue Square") is an Israeli corporation, which, directly and through its subsidiaries (together - the Company) mainly operates in Israel. All references to the Company include, unless the context otherwise indicates, Blue-Square and its subsidiaries. Upon completion of the acquisition of Dor Alon, the Company operates in four reportable segments: (1) Supermarkets, (2) Non-food Retail and Wholesale, (3) Real Estate and (4) Commercial and fueling sites. As to segment data see note 5.

Alon Holdings Blue Square – Israel Ltd. is a limited public company incorporated and domiciled in Israel, whose ADSs and shares are listed for trading on the New-York Stock Exchange (the "NYSE") and on the Tel-Aviv Stock Exchange (the "TASE").

The Company is controlled by Alon Israel Oil Company Ltd ("Alon"). The address of its registered office is 2 Amal St., Afek Industrial Zone, Rosh Ha’ayin, Israel.

.

NOTE 2 - BASIS OF PREPARATION OF FINANCIAL STATEMENTS:

a)	Statements of compliance

.

The condensed consolidated interim financial statements of the Company as of June 30, 2012 and for the six and three month periods ended on that date (hereinafter - the interim financial statements) have been prepared in accordance with International Accounting Standard No. 34 - "Interim Financial Reporting" (hereafter – "IAS 34"). These interim financial statements which are unaudited, do not include all disclosures necessary for a complete presentation of financial position results of operations and cash flows inconformity with GAAP. The condensed consolidated interim financial statements should be read in conjunction with the annual financial statements as at December 31, 2011 and for the year then ended and their accompanying notes, which have been prepared in accordance with International Financial Reporting Standards ("IFRS") as published by the International Accounting Standards Board ("IASB").

b)	Changes in the exchange rates of the U.S. dollar and the Israeli CPI in the reported periods

	Exchange rate of the	Israel CPI
	US dollar
	%	%
Six-month period ended June 30:
2012	2.7	1.2
2011	(3.9)	2.2
Three-month period ended June 30:
2012	5.6	1.2
2011	(1.9)	1.3
Year ended December 31, 2011	7.6	2.6

The exchange rate of the US dollar at June 30, 2012 is US$1 = NIS 3.923

11

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 2 - BASIS OF PREPARATION OF FINANCIAL STATEMENTS (continued):

c)	Convenience translation into U.S. dollars

The condensed financial statements as of June 30, 2012 and for the six month period then ended have been translated into U.S. dollars using the representative rate of exchange at that date (U.S. $1 = NIS 3.923). The translation was made solely for the convenience of the reader.

The U.S. dollar amounts presented in these financial statements should not be construed to represent amounts receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES:

a.	The accounting policies used in preparation of the interim financial information are consistent with 2011 annual financial statements except as described below;

1.	Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual profit or loss.

2.	As from January 1, 2012 the Company applies Deferred Tax on Investment Property, an amendment to IAS 12 Income Taxes (hereinafter – “the Amendment”). The Amendment introduces a rebuttable presumption by which deferred taxes on investment property measured using the fair value model in IAS 40 Investment Property, will be calculated under the assumption that recovery of the carrying amount of investment property will normally be through sale. Nevertheless, the presumption can be rebutted when the investment property is depreciable and the objective of holding the asset according to the Company’s business model is to consume substantially all the economic benefits inherent in the asset over its life. Until the date of adopting the Amendment, the Company used a blended rate approach in which the deferred taxes on the land component were calculated according to the tax base and tax rate applicable to the sale of land whereas the deferred taxes on the building component were calculated according to the manner the Company expects to consume the economic benefits inherent in the investment property. Accordingly, before the date of adopting the Amendment some of the deferred taxes in respect of depreciable assets were recognized according to a tax rate and tax base that reflect current use of the property and not a tax rate and tax base that reflect a gain on its sale.

The amendment was applied retrospectively commencing from January 1, 2012. The effect of the above change on the presented comparative figures are decrease in provisions for deferred taxes of NIS 3 million and increase in accumulated earnings of NIS 2.4 million and increase in non-controlling interests of NIS 0.6 million. The above amendment had no material effect on the statement of income.

12

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES (continued):

b.	Additional new standards and amendments to existing standards that are not yet in effect and that the Company elected not to early adopt are listed in the company's 2011 annual financial statements.

c.	The preparation of interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. In preparing these condensed interim financial statements, the significant judgments made by management in applying the group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended 31 December 2011.

NOTE 4 – EFFECT OF SEASONALITY:

The Company's operations in supermarkets segment and non-food segment are characterized by the effect of the timing of the Jewish religious holidays, in particular "Rosh-Hashanah" (Jewish New Year) and "Passover", with increases of sales in the quarters when these holidays take place. In view of this, the results for the three-month period ended June 30, 2012 do not necessarily provide an indication of the results to be expected for the entire year ended December 31, 2012.

NOTE 5 - SEGMENT DATA:

The Company includes segment information according to IFRS 8. The Company's chief operating decision maker reviews the Company's internal reports in order to evaluate performance and allocate resources. Company's management has set the operating segments based on the internal reports.

The Company presents four reportable segments: Supermarkets, Commercial and fueling sites, Non-food (Retail and Wholesale) and Real estate. Most of the Company's activities are located in Israel.

Selling, general and administrative expenses of Head Quarters operations and financial income and expenses are not included in the results of each of the operating segments.

Additional data provided to the chief operating decision maker apart from the data provided below is measured in a manner that corresponds to the method of measurement used in the financial statements.

(1)	Commercial and fueling sites – Through its subsidiary Dor-Alon the Company is engaged in the development, construction and operation of vehicle fueling stations, adjacent commercial centers and independent convenience stores, marketing of fuel products and other products through the fueling stations and convenience stores and direct marketing of distillates to customers. The commercial and fueling sites segment is presented according to the published financial statements of Dor-Alon, with reclassification of credit card fees and with the amortization of the excess of cost arising at the time of acquisition allocated to the reconciliation between the operating profit of the segment and the total operating profit.

13

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 5 - SEGMENT DATA (continued):

(2)	Supermarkets – The Company operates the second largest food retail chain in Israel. Through its subsidiary, Mega Retail Ltd. ("Mega Retail"), which operates Supermarket branches, the Company offers a wide range of food and beverage products and “Non-food” items, such as houseware, toys, small electrical appliances, computers and computer accessories, entertainment and leisure products and textile products and “Near-Food” products, such as health and beauty aids, products for infants, cosmetics and hygiene products. As of June 30, 2012, Mega Retail operated 217 supermarkets. This segment also includes properties owned through Blue Square Real Estate ("BSRE"), in connection with the supermarket operation of Mega Retail's stores (including warehouses and offices).

(3)	Non-food (Retail and Wholesale) – Mostly through its subsidiary, BEE Group Retail Ltd. ("BEE Group"), the Company is engaged in non-food retail and wholesale activities. As of June 30, 2012, the Company operated 239 non-food retail outlets, mostly through franchisees, with specialties in houseware and home textile, toys, leisure, and infant. This segment also includes properties owned through Blue Square Real Estate ("BSRE") which are used by the segment.

(4)	Real Estate – Through its subsidiary BSRE the Company is engaged in generating yield from commercial centers, logistics centers and offices, land for the purpose of capital appreciation and deriving long-term yield as well as in the development of the "Wholesale Market" residency project.

(5)	Other - Through its subsidiary Alon Cellular Ltd. the Company is engaged in cellular "MVNO" activities.

14

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 5 - SEGMENT DATA (continued):

	Six months ended June 30, 2012
	Commercial and fueling sites	Supermarkets	Non-food	Real estate	Others	Adjustments	Total consolidated
	NIS in thousands

Net segment sales	3,006,107	3,279,529	210,554	17,041	382	—	6,513,613
Inter segment sales	17,235	—	17,217	—	—	(34,452)	—
Gross profit (loss)	439,638	882,393	84,368	17,041	(4,027)	—	1,419,413
Depreciation and amortization	47,470	82,207	5,427	—	—	3,258	138,362
Operating profit (loss) before other gains and losses net and changes in fair value of investment property	87,745	49,614	(2,308)	393	(10,719)	(20,203)	104,522
Segment profit	87,968	48,323	(3,212)	104,349	(10,719)	(20,203)	206,506
Unallocated corporate expenses							(12,623)
Financial expenses, net							(138,947)
Share in gains of associates, net							4,804
Income before taxes on income							59,740

	Six months ended June 30, 2011
	Commercial and fueling sites	Supermarkets	Non-food	Real estate	Others	Adjustments	Total consolidated
	NIS in thousands

Net segment sales	2,576,497	3,402,999	221,374	14,713	—	—	6,215,583
Inter segment sales	14,608	—	20,367	—	—	(34,975)	—
Gross profit	441,387	938,432	86,939	14,713	—	—	1,481,471
Depreciation and amortization	45,818	80,181	6,871	—	—	3,002	135,872
Operating profit (loss) before other gains and losses net and changes in fair value of investment property	100,973	117,601	(1,622)	6,303	(1,136)	(12,682)	209,437
Segment profit	100,908	116,288	(6,527)	25,749	(1,136)	(12,682)	222,600
Unallocated corporate expenses							(11,658)
Financial expenses, net							(55,951)
Share in gains of associates, net							1,317
Income before taxes on income							156,308

15

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 5 - SEGMENT DATA (continued):

	Three months ended June 30, 2012
	Commercial and fueling sites	Supermarkets	Non-food	Real estate	Others	Adjustments	Total consolidated
	NIS in thousands

Net segment sales	1,575,819	1,653,510	96,392	8,985	382	—	3,335,088
Inter segment sales	8,558	—	5,090	—	—	(13,648)	—
Gross profit (loss)	234,393	445,815	35,622	8,985	(4,026)	—	720,789
Depreciation and amortization	23,828	40,260	2,775	—	—	1,629	68,492
Operating profit (loss) before other gains and losses net and changes in fair value of investment property	54,547	32,410	(6,965)	(1,783)	(7,037)	(9,066)	62,106
Segment profit	54,544	31,391	(7,742)	99,487	(7,037)	(9,066)	161,577
Unallocated corporate expenses							(5,781)
Financial expenses, net							(95,716)
Share in gains of associates, net							1,201
Income before taxes on income							61,281

	Three months ended June 30, 2011
	Commercial and fueling sites	Supermarkets	Non-food	Real estate	Others	Adjustments	Total consolidated
	NIS in thousands

Net segment sales	1,328,257	1,766,464	105,302	8,441	—	—	3,208,464
Inter segment sales	7,125	—	10,551	—	—	(17,676)	—
Gross profit	222,979	480,366	40,207	8,441	—	—	751,993
Depreciation and amortization	23,576	40,432	3,364	—	—	562	67,934
Operating profit (loss) before other gains and losses net and changes in fair value of investment property	50,644	68,029	(4,361)	3,790	(461)	(5,891)	111,750
Segment profit	50,579	66,716	(7,374)	20,180	(461)	(5,875)	123,765
Unallocated corporate expenses							(5,716)
Financial expenses, net							(15,210)
Share in gains of associates, net							104
Income before taxes on income							102,943

16

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 5 - SEGMENT DATA (continued):

	Year ended December 31, 2011
	Commercial and fueling sites	Supermarkets	Non-food	Real estate	Others	Adjustments	Total consolidated
	NIS in thousands

Net segment sales	5,301,865	6,723,845	425,853	31,021	—	—	12,482,584
Inter segment sales	36,087	—	31,810	—	—	(67,897)	—
Gross profit	876,040	1,850,764	157,883	31,021	—	—	2,915,708
Depreciation and amortization	96,130	159,601	12,011	—	—	6,004	273,746
Operating profit (loss) before other gains and losses net and changes in fair value of investment property	173,681	177,346	(34,915)	15,395	(5,698)	(26,235)	299,574
Segment profit	173,578	169,697	(45,382)	57,307	(5,698)	(26,235)	323,267
Unallocated corporate expenses							(22,710)
Financial expenses, net							(176,002)
Share in gains of associates, net							5,746
Income before taxes on income							130,301

	Six months ended June 30, 2012
	Commercial and fueling sites	Supermarkets	Non-food	Real estate	Others	Adjustments	Total consolidated
	U.S. dollars in thousands

Net segment sales	766,278	835,974	53,672	4,344	97	—	1,660,365
Inter segment sales	4,393	—	4,389	—	—	(8,782)	—
Gross profit (loss)	112,067	224,928	21,506	4,344	(1,027)	—	361,818
Depreciation and amortization	12,100	20,955	1,383	—	—	831	35,269
Operating profit (loss) before other gains and losses net and changes in fair value of investment property	22,366	12,647	(588)	100	(2,732)	(5,150)	26,643
Segment profit	22,423	12,318	(819)	26,599	(2,732)	(5,150)	52,639
Unallocated corporate expenses							(3,218)
Financial expenses, net							(35,419)
Share in gains of associates, net							1,225
Income before taxes on income							15,227

17

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 6 – RELATED PARTY BALANCES

	December 31,	June 30
	2011	2011	2012
	(Audited)	(Unaudited)
	NIS in thousands
Current Assets:
Diners credit card customers	89,686	—	85,196
Other receivables	168,642	—	176,521
	258,328	—	261,717
Non-Current Assets:
Loan to related party	38,291	109,030	37,841
Loans to joint control entities	55,908	37,934	43,568
Loans to associates	—	—	34,618
	94,199	146,964	116,027
	352,527	146,964	377,744

Trade payables	52,060	86,027	63,591
Other payables	18,266	16,257	18,310
Loan from controlling shareholder	55,000	129,000	55,000
	125,326	231,284	136,901

18

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 7 – EVENTS DURING THE PERIOD:

Commercial and fueling sites segment

a.	Commitment for establishing a power plant-
On February 8, 2012, a corporation controlled by Dor Alon (55% held) entered into a detailed agreement with Sugat Sugar Refineries Ltd. (Sugat) under which the corporation shall establish a power plant on its premises with total capacity of up to 124 Mega Watt. At the first stage, the plant capacity shall be 64 Mega Watt. Under the agreement, the power plant shall provide the energy needs of Sugat for 24 years and 11 months and in addition, the corporation may sell steam and electricity to third parties.

It was further agreed that in the stage preceding the first stage, the corporation shall connect the Sugat plant to the natural gas transmission systems, shall convert the existing energy plant of Sugat to a dual system enabling the operation by fuel oil and natural gas and shall operate and maintain for Sugat its existing energy plant, all as determined in the detailed agreement.

On March 1, 2012, the corporation entered into an agreement with Israel Natural Gas Lines Ltd. ("INGL") to connect Sugat to the national transmission system for natural gas and to provide natural gas transmission services by INGL (the agreement).

Pursuant to the agreement, INGL shall establish the infrastructures that include, inter alia, the transmission piping and the facilities necessary to connect the Sugat plant to natural gas and shall install the infrastructures necessary for natural gas transmission to the power plant which is planned to be built by the corporation on the Sugat plant premises.

The agreement is for a period until July 31, 2029 with a renewal option of five additional years.

Pursuant to the agreement, the corporation shall bear the connecting expenses to the transmission system which is estimated at NIS 15 million. In addition the corporation is committed to pay the current annual payments to INGL for transmission services until the end of the agreement term in an immaterial amount, regardless of whether the corporation uses the transmission services or not.

On May 3, 2012, Alon Central Energy LP, a limited partnership held by a corporation controlled by Dor Alon, in which Dor holds a 55% interest and a third party holds a 45% interest, entered into a memorandum of understanding ("MOU") with Chiram Epsilon Ltd. (“Chiram”). Pursuant to the MOU, the partnership will invest NIS 75 million in exchange for the issuance of Chiram’s shares reflecting 36.2% of Chiram's outstanding shares. Chiram holds 36.7% of the outstanding shares of Dalia Power Energy Ltd, which is engaged in the construction of a private power plant with an output 870 Mega Watt. It was agreed that the parties shall act to sign a detailed agreement to regulate the terms of the commitment and at the same time the partnership shall carry out due diligence. The partnership has the right to cancel the MOU according to the terms contained in the MOU and Chiram shall refund to the partnership the monies paid to Chiram until that date. The cancellation right is at the disposal of the partnership also if the due diligence reveals material facts that were not known to the partnership on Chiram or Dalia. The agreement is subject to prerequisites including the receipt of regulatory approvals, as far as required. The parties to the partnership shall guarantee the partnership's commitment according to the MOU, each party in its relative share, according to his holdings in the partnership.

19

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 7 – EVENTS DURING THE PERIOD (continued):

b.	On May 31, 2012, the Water and Energy Ministry updated the supervised marketing margin of gasoline 95 such that the marketing margin for self-service was increased by NIS 0.047 per litter (before VAT) and the addition for full service was reduced by NIS 0.038 per litter (before VAT). The above updating has no material effect on Dor Alon results in the reported period.

c.	On June 28, 2012, the Palestinian authority informed Dor Alon on discontinuing the commitment with the company regarding the supply of fuels to Gaza strip effective October 1, 2012. The termination of such services is not expected to have a material effect on Dor Alon's business results in 2012.

Non-food segment

On April 18, 2012, Bee Group informed that it had reached an agreement with a franchisee (which operates together with others 24 stores in the non-food segment - hereafter the franchisee) which experiences financial difficulties. Based on the franchise terms with the franchisee and the said agreement, Bee Group will take over the majority of the stores and the inventory in exchange for the debt. Following the agreement and based on the value of the assets that Bee Group will assume, the Company recorded a provision for doubtful accounts in the statements of financial position for the year ended December 31, 2011 in the amount of NIS 11.2 million.

Real estate segment

a.	Comverse Building-

On May 13, 2012, BSRE signed a memorandum of understanding with a third party (the lessee), pursuant to which the Company agreed to erect a 23,000 square-meter office building on real property it owns in Ra'anana and also to construct a 2,300 square-meter basement (the structure), both of which will be leased to the lessee for 10 years for monthly rental fees of NIS 1,660 thousand linked to the CPI with a renewal option for an additional 5 years. The rental fees in this period shall increase by 7.5%. BSRE has undertaken to erect a surrounding structure at estimated cost of NIS 200 million and to perform all of the finishing work, as far as requested by the lessee, which is estimated at a cost NIS 75 million. BSRE will be entitled to receive from the lessee a payment equal to 7.5% of the cost of the finishing work in addition to monthly rental fees if BSRE will perform the finishing work. BSRE has undertaken to finish the construction work and to transfer the building at the end of the final quarter of 2014. BSRE and the lessee have determined acceptable compensation mechanisms. As of the reporting date, BSRE obtained building permits to erect the building and the construction work has begun.

20

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 7 – EVENTS DURING THE PERIOD (continued):

b.	The wholesale market complex-

On May 31, 2012, Tel Aviv Lev Towers Ltd. and the Tel Aviv City Mall Ltd. (in which BSRE holds indirectly 50% together with Gindi Investments 1 Ltd and its subsidiaries., "Gindi" hereafter the purchasers), completed the purchase of lease rights for the period ended on August 31, 2099 for a part of the wholesale market complex in Tel Aviv.

The Purchasers paid the Sellers the balance of the consideration in the aggregate amount of approximately NIS 730 million plus VAT.

In order to pay the Balance of Consideration, the Purchasers received loans of NIS 730 million from a bank. The Loans were extended for 18 months where the principal shall be paid in one payment at the end of the period and the interest payments are payable quarterly. In addition to this loan, the Bank provided the Purchasers with an additional loan for two months in the amount of NIS 120 million to pay the VAT. To secure the loan, BSRE recorded a pledge to the Bank on the shares of Tel Aviv Lev Towers Ltd. and Tel Aviv City Mall Ltd. Furthermore, the land was charged in favor of the Bank.

On June 29, 2012, BSRE and Gindi entered into an agreement constituting a appendix (the Appendix) to the Memorandum of Understandings dated April 15, 2010, (MOU) that regulates the relations between the company and Gindi in all that concerns the wholesale market complex in Tel Aviv. According to the Appendix, Tel Aviv Lev Towers allocated to Gindi one additional share of NIS 1 par value for NIS 300 thousand such that after the allocation, Gindi holds (by chaining) in 50.5% of the issued and outstanding share capital of Tel Aviv Lev Towers and BSRE (by chaining) holds 49.5% of the issued and outstanding share capital. On June 29, 2012, the parties completed the above allocation.

The residential company ceased to exist under joint control in the financial statements in the second quarter of BSRE and therefore the investment in the residential company was recorded on equity method of accounting. BSRE recorded in the statements of operations a gain of NIS 19.6 million for the difference between the fair value of the Company's investment in the residential company upon losing control, and the investment balance as included in the books at this time.

•	As of June 30, 2012, BSRE recorded in its financial statements for the second quarter a gain of NIS 95 million from appreciation before taxes stemming from revaluation of real estate in the Tel Aviv City Mall Company.

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ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 7 – EVENTS DURING THE PERIOD (continued):

c.	Hadar Mall-

On June 5, 2012, BSRE entered into a loan agreement to receive finance from a group of institutional companies in order to build an addition to the extension to the Hadar Mall in Jerusalem, of which BSRE holds 50% of the rights. The lenders will extend an amount of NIS 125 million over a period of 10 years during which an aggregate of NIS 42.5 million will be repaid in 17 bi-annual payments commencing on the 18th month subsequent to the date of the loan, and the remaining sum will be repaid in a one-time payment at the end of the loan term. BSRE has the option to obtain an additional loan of NIS 40 million upon the completion of the construction. The loan is linked to the CPI and bears annual interest of 4.1%. As collateral for the repayment of the loan, BSRE placed a charge on its rights in Hadar Mall in Jerusalem.

Issuance of bonds

a.	On January 4, 2012, the bonds series of BSRE (Series D) was expanded by a private offering of NIS 150,000 thousand par value of bonds (Series D) to institutional investors for 98.5% of their par value, reflecting a return of 5.8%.

b.	On January 25, 2012, Midroog announced on lowering its rating on bonds (series A and C) issued by the Company, from A1 to A2 with stable outlook. In addition, Midroog granted A2 rating with stable outlook for bonds up to NIS 200 million par value the Company intends to issue by expanding Series C or by issuance of new Series with a duration up to 6 years.

c.	On February 15, 2012, the bonds series of Dor Alon (Series D) was expanded by a private offering of NIS 119,900 thousand par value of bonds (Series D) to institutional investors for 100.95% of their par value, reflecting a return of 6.9%.

d.	On April 11, 2012, the bonds series of the Company (Series C) was expanded by a private offering of NIS 35,000 thousand par value of bonds (Series C) to institutional investors for 89.5% of their par value, reflecting a return of 5.7%.

e.	On May 23, 2012, Midroog announced that it had assigned a "P-1" rating to commercial paper of up to NIS 170 million nominal value, which may be issued in the future by the Company.

f.	During the second quarter, the Company's subsidiaries acquired NIS 17.3 million par value of bonds of Series C of the Company such that as of June 30, 2012, the subsidiaries hold 13.7% of bonds Series C. Following the acquisitions, the Company recorded finance income of NIS 3.4 million in the results of the second quarter.

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ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 8 – CONTINGENCIES:

Contingencies related to Mega Retail

a.	On May 25, 2012, a letter of claim and motion for approval as a class action was filed against Mega Retail Ltd. ("Mega"), claiming that Mega is in breach of regulations of the Consumer Protection Law with respect to the font size of the terms of sale in written advertisements. The appellant argues that the financial damage incurred by all class members is NIS 15 million. The Company is currently reviewing the Claim and denying all above allegations. However, at this time, given this matter is preliminary in nature, our financial statements currently does not provide for any amount. We will continue to assess this matter as the request for the class action develops.

b.	On July 1, 2012, a letter of claim and motion for approval as a class action was filed against Mega and Din Marketing and Roasting Ltd., at an aggregate amount of approximately NIS 3 million of monetary damages and approximately NIS 2.5 non-monetary damages. The plaintiff claims that the defendants sell sugared fruit products with food coloring as "dried fruits", and therefore are in breach of a standard forbidding adding food coloring to dried fruits and in breach of the Consumer Protection Law. The abovementioned products are sold under the private label of Mega. The Company is currently reviewing the Claim and denying all above allegations. However, at this time, given this matter is preliminary in nature, our financial statements currently does not provide for any amount. We will continue to assess this matter as the request for the class action develops.

c.	On July 15, 2012, a letter of claim and motion for approval as a class action was filed against the Company and Mega, for an aggregate amount of approximately NIS 314 million. The Plaintiff claims that the defendants failed to properly mark prices per weight unit of certain food products that are saturated with fluids. It is claimed that the net weight of the product should be marked after reducing the weight of the fluids, and that by not reducing the fluids it is impossible to compare the price per weight unit of different types of the product (for example canned products compared to frozen or fresh products of the same type). The Company is currently reviewing the claim and denying all the plaintiff's allegations. However, at this time, given that this matter is preliminary in nature, our financial statements currently do not provide for any amount. We will continue to assess this matter as the request for the class action develops.

d.	On July 26, 2012, a letter of claim and motion for approval as a class action was filed against Mega, for an aggregate amount of approximately NIS 18 million. The Plaintiff claims that Mega failed to properly mark certain delicatessen and bakery products, which are baked and packed prior to sale within Mega's supermarket stores, with information regarding their ingredients, nutrition facts, expiry date, etc. The Company is currently reviewing the claim and denying all above allegations. However, at this time, given that this matter is preliminary in nature, our financial statements currently do not provide for any amount. We will continue to assess this matter as the request for the class action develops.

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ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 8 – CONTINGENCIES (continued):

e.	On September 13, 2012, a letter of claim and motion for approval as a class action was filed against Mega, Shufersol Ltd. and certain food suppliers, for an aggregate amount of approximately NIS 12 million. The Plaintiffs claim that the defendants, who produce, import and/or market egg-noodle products, failed to properly mark these products with required information regarding the quantity of eggs they contain. It is claimed that the products do not contain the minimum required quantity of eggs for them to be labeled as "Egg-Noodles", as required by the applicable Israeli formal standard. It is further claimed that the information regarding the ingredients of such products is per 100 gram dry product, when it should be made per 100 gram cooked product. The Company is currently reviewing the claim and denying all above allegations. However, at this time, given that this matter is preliminary in nature, our financial statements currently do not provide for any amount. We will continue to assess this matter as the request for the class action develops.

f.	On September 24, 2012, a letter of claim and motion for approval as a class action was filed against a subsidiary of Mega Dr. Baby Marketing and Distribution (888) Ltd., Company's subsidiary Bee Group Retail Ltd, and a manufacturer of baby products, for an aggregate amount of approximately NIS 135 million. The plaintiff claims that baby mattresses sold by the defendants as bearing a safety certificate issued by the Standards Institution of Israel, never received any such approval. The Company is currently reviewing the claim and denying all the plaintiff's allegations. However, at this time, given that this matter is preliminary in nature, our financial statements currently do not provide for any amount. We will continue to assess this matter as the request for the class action develops.

g.	On October 11, 2012, a letter of claim and motion for approval as a class action was filed against Mega and a certain food supplier, for an aggregate amount of approximately NIS 86 million. The Plaintiff claims that several food products sold at Mega supermarkets are not marked properly to reflect the content percentage of the significant ingredient of the product, such as the percentage of fish in "fish burgers", the percentage of corn in "corn schnitzel", etc. In addition to the compensation sought, the plaintiff's request is that the court would issue a declaratory relief and a mandatory order to mark the products as required by law. The Company is currently reviewing the claim and denying all the plaintiff's allegations. However, at this time, given that this matter is preliminary in nature, our financial statements currently do not provide for any amount. We will continue to assess this matter as the request for the class action develops.

h.	On November 1, 2012, a letter of claim and motion for approval as a class action was filed against Mega, the You Customer Club, Diners Club Israel Ltd., and Credit Cards for Israel Ltd., for an aggregate amount of approximately NIS 120 million. The Plaintiff claims that the defendants mislead the holders of a certain You credit card named "CalChoice." The You credit card "CalChoice" enables its holders to obtain extra credit by way of charging a minimum of NIS 200 for every NIS 5,000 spent. The remaining balance is postponed and is charged in the next month, while the holder of the card can provide each month the amount he would like to pay out of such balance. The Plaintiff alleges that the defendants do not properly notify the client of the interest rate to be charged, and that such interest rate is significantly higher than interest rates charged at bank accounts or other competing credit cards. The plaintiff further claims that the defendants do not properly notify the card holder of his option to determine the amount to be charged each month, while automatically charging the minimum required. The Company is currently reviewing the claim and denying all the plaintiff's allegations. However, at this time, given that this matter is preliminary in nature, our financial statements do not provide for any amount. We will continue to assess this matter as the request for the class action develops.

i.	On November 4, 2012, a letter of claim and motion for approval as a class action was filed against Mega and a manufacturer and supplier of ready made cakes and cookies products for an aggregate amount of approximately NIS 5 million. The Plaintiff claims that the defendants failed to properly mark certain products sold by them which contain artificial food colorings with the Hebrew name of such food colorings on the product's label, as required by law. The Company is currently reviewing the claim and denying all the plaintiff's allegations. However, at this time, given that this matter is preliminary in nature, our financial statements do not provide for any amount. We will continue to assess this matter as the request for the class action develops.

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ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 8 – CONTINGENCIES (continued):

Contingencies related to Dor Alon

a.	On June 24, 2012, a letter of claim and motion for approval as a class action was filed against New Dorgaz Ltd., a subsidiary of Dor Alon ("Dorgaz"), at an aggregate amount of approximately NIS 42 million. The plaintiff claims that Dorgaz is in breach of the Arrangements in the State Economy Regulations that require that at the time of termination of a contract between a gas supplier and a client that the deposit payments be returned linked to the Israeli Consumer Prices Index. The Company is currently reviewing the Claim and denying all above allegations. However, at this time, given this matter is preliminary in nature, our financial statements currently does not provide for any amount. We will continue to assess this matter as the request for the class action develops.

b.	On September 3, 2012, a letter of claim and motion for approval as a class action was filed against Dor Alon and a subsidiary of Dor Alon, for an aggregate amount of NIS 50 million. The plaintiff claims that Dor Alon failed to comply with law requirements regarding sanitarian standards of lavatories at its petrol stations, particularly cleaning requirements and intactness of facilities. The Company is currently reviewing the claim and denying all above allegations. However, at this time, given that this matter is preliminary in nature, our financial statements currently do not provide for any amount. We will continue to assess this matter as the request for the class action develops.

c.	On September 6, 2012, a letter of claim and motion for approval as a class action was filed against Dor Alon, for an aggregate amount of NIS 43.2 million. The plaintiff claims that as a customer of the Dor Alon "Spidomat" arrangement for car fueling at reduced prices, she discovered that her reduction was less than the regular discount given to all other customers at the station. As result, the Plaintiff claims she suffered financial damages from being a member of the “Spidomat” arrangement. The Company is currently reviewing the claim and denying all above allegations. However, at this time, given that this matter is preliminary in nature, our financial statements currently do not provide for any amount. We will continue to assess this matter as the request for the class action develops.

d.	On September 13, 2012, a letter of claim and motion for approval as a class action was filed against a subsidiary of Dor Alon and other defendants, for an aggregate amount of NIS 77 million. The letter of claim states that the defendants have breached the provisions of the product and service regulation order (maximum prices in gas stations – 2002 (herein, "the Order") as regards conditions for collection of extra charge on full service, nighttime service and rest days service, as well as the provisions of article 3(D) of the of the product and service regulation order (maximum prices in gas stations) (amendment) – 2006 (herein, "the Amended Order") as regards the signage of self-service fuelling pumps. The claimants argue that the order has set criteria for a minimum rate of self-service pumps in the gas stations out of the total number of pumps in the gas station, and that whenever the criterion is not met, it is prohibited to collect service fee in that station.

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ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 8 – CONTINGENCIES (continued):

The claimants further allege that according to the Amended order, whenever a pump is not marked in accordance with the Order, it cannot be regarded as a self-service pump. As a result, the Defendants did not meet the criterion stipulated in the Order in certain stations and are therefore prohibited from collecting service fee in those gas stations. The Company is currently reviewing the claim and denying all above allegations. However, at this time, given that this matter is preliminary in nature, our financial statements currently do not provide for any amount. We will continue to assess this matter as the request for the class action develops.

Claims that have been closed during the period

a.	In January 2012, a claim and a request to recognize it as a class action were filed against Eden Teva, regarding the alleged violation of the Consumer Protection law and regulations, by not marking the price per weight unit of certain products which are packed by Eden Teva. If the Claim is approved as a class action, the approximate claim is estimated by the plaintiff at approx. NIS 5 million. The Company and the claimant settled the claim as a result of which the Company paid an immaterial amount to the claimant. The settlement has been approved by court.

b.	On October 23, 2011, Dor Alon received a letter of claim and a motion for approval of action as class action against Dor Alon and a subsidiary of Dor Alon for a total amount of NIS 6 million. The letter of claim argued that pursuant to the Consumer Protection Regulation (Price per unit of measure), 2008, the subsidiary is obligated to label the products in Alonit stores with a price per unit of measure in addition to the total price. In August 2012, the court accepted the plaintiff's request to withdraw the claim.

c.	On April 15, 2012, Dor Alon received a letter of claim and a motion for approval of action as class action against a subsidiary of Dor Alon and third parties for a total amount of approximately NIS 4.4 million. The letter of claim argued that the defendants violated the provisions of the Parking for Disabled People Law, 1993-5753 and the Equality for People with Disabilities Law, 1998-5758, by not providing free parking to disabled people in the parking lot of "City Windows" in Haifa. The plaintiff argued that pursuant to the Law, the defendants are obligated to provide free parking in public parking lots and in public places that the only access to them is through parking in such public places. In November 2012, the court accepted the plaintiff's request to withdraw the claim.

NOTE 9 – SUBSEQUENT EVENTS:

a.	On July 3, 2012, Tel Aviv Lev Towers Ltd. and the Tel Aviv City Mall Ltd. (in which BSRE holds indirectly 49.5% and 50% respectively together with Gindi Investments 1 Ltd and its subsidiaries., "Gindi"), signed an agreement with a contractor pursuant to which the contractor will implement the construction work. The Purchasers will pay to the contractor an amount of NIS 286 million of which BSRE's share is NIS 143 million. The Purchasers and the contractor have determined acceptable compensation mechanisms.

b.	On July 12, 2012, Eyal Baribua Ltd. (Eyal Baribua) a company held at rate of 50% by BSRE, entered into an agreement with a bank to provide credit line of NIS 90 million to Eyal Baribua to establish the logistic center in Kibbutz Eyal. The credit line shall be extended for the establishment period and after the completion of the construction and Mega's entry into the logistic center, the credit line shall be converted into a loan where NIS 63 million shall be repaid in quarterly payments over 14 years and the balance at the end of the loan term. The credit line and the loan shall bear variable annual interest rate linked to the Prime. As collateral for the loan repayment, the real estate rights shall be charged and for the establishment period a guarantee of Eyal Baribua shareholder was granted as well.

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ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 9 – SUBSEQUENT EVENTS (continued):

c.	On August 20, 2012, the bonds series of Dor Alon (Series D) was expanded by a private offering of NIS 46,000 thousand par value of bonds (Series D) to institutional investors for 101.08% of their par value, reflecting a return of 6.9%.

d.	On August 23, 2012, the Company issued commercial paper of NIS 80 million nominal value to institutional investors.

e.	On August 28, 2012, the bonds series of BSRE (Series D) was expanded by a private offering of NIS 49,000 thousand par value of bonds (Series D) to an institutional investor for 98.0% of their par value, reflecting a return of 6.0%.

f.	In August 2012, the subsidiary, Mega Retail, announced an intention to exiting from ten losing branches in supermarkets segment. To the date of the financial statements, Mega retail has signed agreements to exit six of ten branches until the end of the year 2012.

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